Exhibit 99.1

GreenPower Announces Delay with Annual Filings

VANCOUVER, BC, July 6, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), announces that the British Columbia Securities Commission has issued a cease trade order dated July 6, 2023 (the "CTO") in connection with the Company missing the June 29, 2023 filing deadline for its audited financial statements, management's discussion and analysis and related certifications for the year ended March 31, 2023 (collectively, the "Annual Filings"). GreenPower has experienced unforeseen delays in finalizing the Annual Filings.

As a consequence of the CTO, trading of the Company's common shares on the TSX Venture Exchange has been halted. The Company is diligently working with its auditors to complete the Annual Filings as quickly as possible. After completing the filings, the CTO will be revoked and the Company will coordinate with the TSX Venture Exchange for a resumption of trading as expeditiously as possible once the CTO has been revoked.

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

Michael Sieffert, CFO
(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2023 GreenPower Motor Company Inc. All rights reserved.